

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Mr. Ken Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, WA 98033

> RE: **Hitor Group, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed May 24, 2011**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed June 3, 2011**
> **File No. 333-103986**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010 filed May 24, 2011

1. Please amend your Form 10-K to comply with Rule 12B-15 by filing your amendment under cover of the form amended and marked with the letter "A" to designate the document as an amendment, e.g., "10-K/A" and sequentially numbered.

2. Please amend your Form 10-K to comply with Rule 12B-12 so that the 10-K is clear and easily readable. We note that the current presentation lacks formatting making the 10-K, including the financial statements, difficult to read. Please similarly amend your March 31, 2011 Form 10-Q.

3.   Further, when you amend your reports, consistent with Rule 12B-15, you must include
        new certifications by each principal executive and principal financial officer of the
        registrant in exhibit 31 and 32. We note that the current certifications were dated April
        15, <u>2010</u> while the amendment was filed May 24, <u>2011</u>. This comment also applies to
        your Form 10-Q for the quarterly period ended March 31, 2011.

<u>Facing page</u>

4.   We note that you indicate by check mark that you have securities registered under
        Section 12(g) of the Exchange Act. We do not see, however, that you have ever filed a
        Form 8-A or Form 10 to register any class of securities under the Exchange Act. Please
        advise and revise your facing page as appropriate.

5.   We note that you indicate by check mark that you are required to file reports pursuant to
        Section 13 or Section 15(d) of the Exchange Act. However, since it does not appear that
        you have any securities registered under Section 12 of the Exchange Act and that your
        reporting obligations under Section 15(d) of the Exchange Act appear to be suspended
        since the only Securities Act registration statement you have filed was in 2003 and you
        have less than 300 record holders of your common stock, it does not appear that you are
        required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
        Refer to Section 15(d) of the Exchange Act. Please advise and revise your facing page as
        appropriate.

<u>Cautionary Statements Regarding Forward Looking Information</u>

6.   We note your statement that you claim the protections of the safe harbor for forward
        looking statements. Please revise to eliminate the reference to Private Securities
        Litigation Reform Act of 1995 as the statutory safe harbors adopted as part of that Act do
        not apply to statements made by penny stock issuers. Refer to Section 21E of the
        Securities Exchange Act.

<u>Item 1. Business</u>

7.   Please revise your disclosure to identify and describe your principal products, including
        the status of their development. In this regard, please:
        •   be more detailed in the description of your proprietary technology, for example, how
            will it help increase fuel efficiency;

        •   for each of your intended subsidiaries, please clarify the present status of your
            product development and business activities; and

        •   disclose an estimate of the amount spent during each of the last two fiscal years on
            research and development activities.

        Please refer to Regulation S-K, Item 101(h)(4)(i) through (iv) and (x).

8.   With reference to your September 7, 2010 news release entitled "Hitor Group Outlines Sales of Potential Select Market Segments," please revise your filing to describe the electric scooter line you reference, including a discussion of any material distribution arrangements. If you are no longer pursuing this line of business, please disclose. In your response, please also tell us about the status of the potential sales of the Nano-Jet Fuel Enhancement Module to the three North American railroads.

9.   We note your disclosure that you intend to operate three other subsidiaries, that one will focus on oil extraction, transport and storage solutions and that the other will focus on alternative powered private and commercial vehicles. Please disclose what you intend the focus of the third subsidiary to be.

Item 2. Properties

10.   Please reconcile the address shown here as your principal place of business and corporate offices and the address shown on the cover page as the address of your principal executive offices.

11.   Please amend to identify and describe the two factories in China that you reference in your Item 10 disclosure. Please refer to Regulation S-K, Item 102.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

12.   We note that this section focuses on your operations for the year ended December 31, 2009. Please amend to update this disclosure for your December 31, 2010 financial information. Please similarly revise your March 31, 2011 Form 10-Q.

Plan of Operations

13.   We note that the company is a development stage company with limited operations. Please describe the company's plans to develop its three distinct business operations, which appear to be marketing a fuel efficiency product, oil extraction, transport and storage solutions and alternative powered vehicles. Include in your discussion the development to date of each business.

Liquidity

14.   We note that the audit report refers to substantial doubt about the company's ability to continue as a going concern. Please include appropriate and prominent disclosure of your viable plans to overcome your difficulties. See FRC 607.02

15.   We refer to your discussion that the company will be required to raise funds in order to purchase units for resale. Please tell us why you are purchasing unites for resale. We note from Part III, Item 10 that the company has two factories in China to produce the Nano Jet products. Please tell us whether these factories are owned by Hitor Group or whether you have agreements with independent manufacturers to produce the units.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

16.   Please amend the filing to include signed audit reports. Please refer to the guidance provided in Item 302 (a) of Regulation S-T on including signatures in electronic filings with us.

17.   Please tell us why the report references restated financial statements. We did not see any financial statements that were marked as restated and noted no disclosures of restatements in the notes to the financial statements.

18.   We note that the report references Note 4 for a discussion of the company's going concern. Since this information is actually included in Note 2, please request your auditors to appropriately revise their report to be consistent with where the information is presented in your financial statements.

Balance Sheet, Statements of Operations, and Statements of Stockholders Deficit

19.   It is not possible to read your financial statements in the current format. Please amend to put the financial information in easily readable tables.

20.   We note that you have not identified the company as a development stage enterprise on your statements of operations. Please amend to comply with ASC 915-205-45-4 by identifying each financial statement as those of a development stage entity.

21.   Please amend your statements of stockholders' deficit to include the period from inception through December 31, 2005. Refer to ASC 915-215-45-1.

Statements of Cash Flows

22.   We note that you did not include statements of cash flows. Please amend to include audited statements of cash flows for the years ended December 31, 2009 and 2010 and the period from inception through December 31, 2010.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Nature of Business

23.   We note the company has a fuel efficient product. In addition, we note that the company intends to operate three other subsidiaries with one focusing on oil extraction, transport and storage solutions and the other focusing on alternative powered vehicles. Please explain what the third subsidiary referred to will do.

Inventory

24.   Please tell us the nature of the imported parts inventory held as of December 31, 2009 and 2010 of $75,968. Tell us how the company considered ASC 330-10-35 in its accounting policies for inventory, especially given the fact that the company had no significant sales in 2009 or 2010. Explain why this balance is the same as of December 31, 2009 and 2010 and March 31, 2011.

Property and Equipment

25.   We note that you have furniture and equipment and leasehold improvements. We also note that you depreciate your fixed assets over five to thirty-nine years. Please tell us the nature and cost of the property and equipment that you are depreciating over any periods in excess of five years. Explain how you determined the useful life of the assets.

Note 3. Advance from Lantz Financial, Inc.

26.   We note the non-interest bearing, unsecured advance from Lantz Financial, Inc. is not evidenced by a note and Lantz is a non-affiliate of the company. Please tell us under what circumstances Lantz made this advance to the company.

27.   Please tell us whether you are required to pay any interest on this note.

Note 6. Convertible Notes Payable

28.   Please tell us how you evaluated ASC 815-15-25-1 in determining how to account for the conversion feature of your March 2010 convertible note payable. We note that the conversion rate is variable.

New Accounting Pronouncements

29.   We note for various accounting pronouncements you indicate that the company will be adopting them and you also indicate their expected impact on the company's financial position, results of operations, or the cash flows. Many of these pronouncements should have already been adopted by the company. Please confirm to us the company has

adopted the applicable pronouncements and update your disclosures accordingly. See SAB Topic 11M. This comment also applies to your March 31, 2011 Form 10-Q.

Item 9A. Disclosure Controls and Procedures

30. Please tell us why your discussion references Note 1 regarding material misstatements noted in the classification and treatment of your reverse merger, since Note 1 contains no such discussion.

31. We note that your disclosure refers to December 31, 2009. Please amend your Form 10-K to comply with Item 307 of Regulation S-K by disclosing the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010.

32. Further, we note that you include part of the definition of disclosure controls and procedures in the conclusion of your management on the effectiveness of disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition.

Item 14. Principal Accountant Fees and Services

33. We note that under the caption audit fees you reflect no fees for 2008, 2009 and 2010. Under Item 14 of Form 10-K, you should disclose the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements and review of financial statements included in the registrant's Form 10–Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Please explain why you have not reported any amounts in this Item.

34. Please note that under Item 14 of Form 10-K in addition to disclosing the aggregate fees billed, you should also describe the nature of the services comprising the fees disclosed under each category, e.g. Audit-Related Fees, Tax Fees, and All Other Fess. You should also disclose the audit committee's pre-approval policies and procedures, disclose the percentage of services that were approved by the audit committee and, if greater than 50 percent, disclose the percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Signatures page

35.   Please note that the dates on your signatures page should be close to the time you file your amendment. Also, your 10-K should be signed by a majority of your board of directors. Please revise in your amendment.

Item 15. Exhibits

36.   Please revise to identify the "previously filed" documents containing exhibits 3.1 and 3.2.

37.   Please amend the Form 10-K so that all exhibits, including Exhibits 31 and 32, are filed as exhibits as indicated in Item 601 of Regulation S-K. Please similarly revise your March 31, 2011 Form 10-Q.

38.   In your amendment, please ensure that Exhibit 32 properly refers to the year ending December 31, 2010. This comment also applies to your March 31, 2011 Form 10-Q where we note that the certification included as Exhibit 32 incorrectly refers to your Form 10 K for the year ending December 31, 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2011 filed June 3, 2011

39.   Please amend to include the Items required for a report on Form 10-Q not a report on Form 10-K.

40.   It appears that the notes to the financial statements were copied from your December 31, 2010 Form 10-K. Please amend to update the notes to the financial statements to include information on the interim financial statements. Refer to Article 8-03 of Regulation S-X.

41.   Please amend to furnish the information required by Items 307 of Regulation S-K and 308(c) of Regulation S-K.

Financial Statements

42.   To avoid giving a reader the impression that the interim financial statements are audited, please delete the auditor's opinion on the December 31, 2009 and 2010 financial statements and the period from inception through December 31, 2010 since these statements are not included in this report on Form 10-Q.

Form 12b-25

43.   We note that you have not filed you Form 10-Q for the quarterly period ended June 30, 2011. Please tell us when you intend to file that document and how you considered the requirements of Form 12b-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant